Exhibit 99.1

FLJ Group Limited Entered into a Definitive Agreement to Acquire Lianlian Holdings Inc.

SHANGHAI, China, September 29, 2023 - FLJ Group Limited (NASDAQ: FLJ) (“FLJ” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today entered into an equity acquisition agreement with Lianlian Holdings Inc. (the “Target Company” or “Lianlian”) and certain of the Target Company’s shareholders to acquire 95% of the issued and outstanding shares in the Target Company for an aggregate purchase price of RMB1,800,000,000 (the “Acquisition”). The purchase price will consist of cash and newly issued Class A ordinary shares of the Company, the exact portion of which will be determined by the Company at the closing of the Acquisition. Upon the closing of the Acquisition, Lianlian will be a 95%-owned subsidiary of the Company.

There is no assurance that all conditions precedent to the closing of the Acquisition, including among other things, receipt of regulatory approvals, including applicable PRC regulatory approvals, will be satisfied.

If the Acquisition is not completed within 180 days after the signing of the equity acquisition agreement, either party may terminate the equity acquisition agreement.

About Lianlian

Lianlian is a lifestyle service provider headquartered in Chengdu, China, providing comprehensive marketing and promotion services to restaurants, hotels and other leisure and entertainment merchants, helping them achieve cost-effective and long-term operations. Product or service offered by these merchants on Lianlian’s platform aim to fulfill people’s daily needs for food, lifestyle and travel services.

About China’s Lifestyle Service Industry

Lifestyle service is the service which connects end consumers with local merchants such as hotels, restaurants and other leisure and entertainment merchants through e-commerce platform. The size of lifestyle service industry in China is large and has huge growth potential. By 2025, the market size of lifestyle service industry in China is expected to increase from RMB19.5 trillion in 2020 to RMB35.3 trillion in 20251. The online penetration rate2 is also expected to increase from 24.3% in 2020 to 30.8% in 20253. The growth potential of the industry poses a considerable room for exploration. In the future, innovation around merchant empowerment and user experience is expected to bring incremental value to the industry.

Mr. Chengcai Qu, the chief executive officer of the Company, said “We are pleased to welcome the Lianlian brand and team into the FLJ platform. We are optimistic about the quality of Lianlian’s service offering. We are confident that we can work with the Lianlian team to further strengthen its market position in the lifestyle service space.”

CEO of Lianlian comments: “We have been overt about our efforts in recent years to provide value-adding services to local merchants in China that drive their business growth. We believe the Acquisition will better position us to capture the growth trend in China’s lifestyle service industry and our access to capital markets, which will in turn help further our market position in the industry.”

1.
Source: iiMedia Research
2.
Online penetration rate is calculated by dividing (i) the number of leisure and entertainment merchants who utilize e-commerce platform to promote their products or services by (ii) the total number of merchants in the leisure and entertainment industry.
3.
Source: iiMedia Research

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: risks related to the expected timing and likelihood of completion of the proposed transaction, including the risk that the transaction may not close before the long-stop date, or due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or Lianlian; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s securities or result in significant fluctuations of the market price of the Company’s securities; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Lianlian to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; any changes in the business or operating prospects of Lianlian or its businesses; changes in applicable laws and regulations; risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners; the growth of the lifestyle service industry in China; the Group’s strategic review of its operations; the Group’s M&A strategies and its ability to integrate any acquisitions, new business initiatives, and strategic investment; the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to continue as a going concern in the future or achieve or maintain profitability; the Group’s ability to effectively respond to the challenges and uncertainties resulting from the COVID-19 pandemic and other outbreaks and catastrophes; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by third-party contractors; the Group’s ability to manage its growth; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to resolve disputes with third parties; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company or Lianlian, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

About FLJ Group Limited

FLJ Group Limited is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. The Company leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of the Company’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables the Company to operate a large and dispersed portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com